March 10, 2006

Mr. Timothy Marquez
Chairman and Chief Executive Officer
Venoco, Inc.
370 17th Street, Suite 2950
Denver, Colorado 80202-1370

      Re:	Venoco, Inc.
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed February 21, 2006
      File No. 333-130478

Dear Mr. Marquez:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. The forepart of the prospectus should include only the cover page, table of contents, summary and risk factors sections. Please move any other information so that it appears later in the document.
We
refer to the information appearing on pages ii and iii of the prospectus.




Summary Operating and Reserve Information, page 8

Reserve Replacement Cost, page 9

2. In your response to comment 6 of our letter dated January 17, 2006, you state you have not always maintained records regarding the classification of proved developed versus proved undeveloped reserves for acquired reserves at the date of acquisition. Your response is unclear as to why the failure to classify such reserves does not inaccurately impact other disclosures in your filing, where you have identified the amount of proved developed or proved undeveloped reserves. Please address the statement made in your response to our prior comment 6 to explain the impact of this potential misclassification.

Use of Proceeds, page 23

3. Please revise to disclose the amount of the proceeds to be used for each purpose to which you refer.

Legal Proceedings, page 54

4. We note your disclosure with respect to the Beverly Hill Litigation that you do not believe that an unfavorable outcome is "probable or estimable." Please disclose the basis for this belief.
Likewise, with respect to the personal injury claim, please also disclose the basis for your belief that you "have no liability in connection with the accident."

7.    Notes Receivable - Employees, page F-25

5. We have reviewed your response to comment 43 of our letter dated
January 17, 2006. Please tell us if your accounting for the notes receivable - officers as of December 31, 2004 and 2003 is consistent with the accounting described as it relates to your notes receivable
- employees. If so, we reissue our prior comment 43 as it relates to notes receivable - officers. In your response, please address the nature of such outstanding amounts as of each balance sheet date presented.

Engineering Comments

Proved Reserves, page 9

6. We note your support for the proved undeveloped reserves attributed to location B, lease 3242 on figure 1 in your supplemental engineering data. Please expand on this information to include an analysis of the volumetric parameters for your estimated proved reserves for this fault block.


Consolidated Financial Statements of Venoco, Inc. and
Subsidiaries,
page F-1

Estimated Net Quantities of Natural Gas and Oil Reserves, page F-
39

7. In part, your response 61 states, "The reduction [in proved reserves] was due primarily to ... a reevaluation of a development plan for a possible waterflood, a contractual production constraint that was not relaxed to the extent the Company had anticipated...".
It appears these volumes did not qualify initially as proved reserves. Please amend your document to remove these volumes from your proved reserves at year-end 2003 and 2002.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related
matters.  Please contact James Murphy, Petroleum Engineer, at
(202)
551-3703 if you have any questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-
3707
with any other questions. Direct all correspondence to the following
ZIP code:  20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director


cc:	S. Buskirk
	A. Sifford
      J. Wynn
      T. Levenberg
      J. Murphy

      via facsimile
      John Elofson, Esq.
      Davis Graham & Stubbs LLP
            (303) 893-1379
??

??

??

??

Mr. Timothy Marquez
Venoco, Inc.
March 10, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010